Exhibit 99.12

FOR IMMEDIATE RELEASE

EARLY WARNING REPORT OF MICHAEL WEKERLE

This press release is issued pursuant to Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report dated the date hereof.

Toronto, ON – April 26, 2017 – Michael Wekerle (“Wekerle”) filed an early warning report today in connection with (i) the disposition by Wekerle of 100,000 common shares (“Shares”) of Mogo Finance Technology Inc. (“Mogo”) through the facilities of the Toronto Stock Exchange (“TSX”) at an average price of $3.58 per Share on March 1, 2017 (“Transaction 1”); (ii) the acquisition by Wekerle of 12,500 Shares through the facilities of the TSX at an average price of $3.19 per Share on March 15, 2017 (“Transaction 2”); (iii) the acquisition by Wekerle of 205,000 Shares through the facilities of the TSX at an average price of $3.19 per Share on March 16, 2017 (“Transaction 3”); (iv) the acquisition by Difference Capital Financial Inc. (“DCF”), an associate of Wekerle, of 226,400 Shares through the facilities of the TSX at an average price of $3.06 per Share on April 7, 2017 (“Transaction 4”); (v) the acquisition by Wekerle of 82,600 Shares through the facilities of the TSX at an average price of $3.53 per Share on April 12, 2017 (“Transaction 5”); and (vi) the acquisition by DCF, an associate of Wekerle, of 35,000 Shares through the facilities of the TSX at an average price of $3.83 per Share on April 24, 2017 (“Transaction 6”).

Pursuant to Transaction 1, Wekerle disposed of 100,000 Shares of Mogo, representing 0.55% of the 18,298,958 Shares issued and outstanding as of March 1, 2017. Following the completion of Transaction 1, Wekerle held an aggregate of 1,468,400 Shares directly, representing 8.02% of the issued and outstanding Shares. In addition, DCF held 269,343 Shares directly, representing 1.47% of the issued and outstanding Shares. Wekerle is an associate of DCF and pursuant to applicable securities laws Wekerle is presumed to be acting jointly or in concert with DCF. Together, Wekerle and DCF had control or direction of an aggregate of 1,737,743 Shares of Mogo upon completion of Transaction 1, representing 9.50% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 1, Wekerle held 1,568,400 Shares directly and DCF held an additional 269,343 Shares, representing in the aggregate 10.04% of the issued and outstanding Shares as of such date.

Pursuant to Transaction 2, Wekerle acquired 12,500 Shares of Mogo, representing 0.07% of the 18,298,958 Shares issued and outstanding as of March 15, 2017. Following the completion of Transaction 2, Wekerle held an aggregate of 1,560,900 Shares directly, representing 8.53% of the issued and outstanding Shares. In addition, DCF and Hermine Wekerle (“Hermine”) each held 269,343 and 4,065 Shares, respectively, representing 1.47% and 0.02% of the issued and outstanding Shares. Hermine is an associate of Wekerle and pursuant to applicable securities laws Wekerle is presumed to be acting jointly or in concert with Hermine. Collectively, Wekerle, DCF and Hermine had control or direction of an aggregate of 1,834,308 Shares of Mogo upon completion of Transaction 2, representing 10.02% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 2, Wekerle held 1,548,400 Shares directly and DCF and Hermine each held an additional 269,343 and 4,065 Shares, respectively, representing in the aggregate 9.96% of the issued and outstanding Shares as of such date.

Pursuant to Transaction 3, Wekerle acquired 205,000 Shares of Mogo, representing 1.12% of the 18,298,958 Shares issued and outstanding as of March 16, 2017. Following the completion of Transaction 3, Wekerle held an aggregate of 1,765,900 Shares directly, representing 9.65% of the issued and outstanding Shares. In addition, DCF and Hermine each held 269,343 and 175,000 Shares, respectively, representing 1.47% and 0.96% of the issued and outstanding Shares. Collectively, Wekerle, DCF and Hermine had control or direction of an aggregate of 2,210,243 Shares of Mogo upon completion of Transaction 3, representing 12.08% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 3, Wekerle held 1,560,900 Shares directly and DCF and Hermine each held an additional 269,343 and 175,000 Shares, respectively, representing in the aggregate 10.96% of the issued and outstanding Shares as of such date.

Pursuant to Transaction 4, DCF acquired 226,400 Shares of Mogo, representing 1.24% of the 18,298,958 Shares issued and outstanding as of April 7, 2017. Following the completion of Transaction 4, Wekerle held an aggregate of 1,917,100 Shares directly, representing 10.48% of the issued and outstanding Shares. In addition, DCF and Hermine each held 528,343 and 206,100 Shares, respectively, representing 2.89% and 1.13% of the issued and outstanding Shares. Collectively, Wekerle, DCF and Hermine had control or direction of an aggregate of 2,651,543 Shares of Mogo upon completion of Transaction 4, representing 14.49% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 4, Wekerle held 1,917,100 Shares directly and DCF and Hermine each held an additional 301,943 and 206,100 Shares, respectively, representing in the aggregate 13.25% of the issued and outstanding Shares as of such date.

Pursuant to Transaction 5, Wekerle acquired 82,600 Shares of Mogo, representing 0.45% of the 18,298,958 Shares issued and outstanding as of April 12, 2017. Following the completion of Transaction 5, Wekerle held an aggregate of 2,107,500 Shares directly, representing 11.52% of the issued and outstanding Shares. In addition, DCF and Hermine each held 708,943 and 206,100 Shares, respectively, representing 3.87% and 1.13% of the issued and outstanding Shares. Collectively, Wekerle, DCF and Hermine had control or direction of an aggregate of 3,022,543 Shares of Mogo upon completion of Transaction 5, representing 16.52% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 5, Wekerle held 2,024,900 Shares directly and DCF and Hermine each held an additional 708,943 and 206,100 Shares, respectively, representing in the aggregate 16.07% of the issued and outstanding Shares as of such date.

Pursuant to Transaction 6, DCF acquired 35,000 Shares of Mogo, representing 0.19% of the 18,298,958 Shares issued and outstanding as of April 24, 2017. Following the completion of Transaction 6, Wekerle held an aggregate of 2,374,400 Shares directly, representing 12.98% of the issued and outstanding Shares. In addition, DCF and Hermine each held 836,443 and 206,100 Shares, respectively, representing 4.57% and 1.13% of the issued and outstanding Shares. Collectively, Wekerle, DCF and Hermine had control or direction of an aggregate of 3,416,943 Shares of Mogo upon completion of Transaction 6, representing 18.67% of the issued and outstanding Shares as of such date. Immediately prior to Transaction 6, Wekerle held 2,374,400 Shares directly and DCF and Hermine each held an additional 801,443 and 206,100 Shares, respectively, representing in the aggregate 18.48% of the issued and outstanding Shares as of such date.

Wekerle purchased the Shares for investment purposes. Wekerle expects to evaluate on an ongoing basis Mogo’s financial condition, results of operations, business and prospects, the market price of the Shares, conditions in securities markets generally and in the market for shares of companies like Mogo, general economic and industry conditions and other factors that Wekerle deems relevant to his investment decisions. Based on such evaluations, Wekerle may at any time or from time to time determine to acquire additional Shares, or securities convertible into or exchangeable for Shares or derivatives relating to Shares, or to dispose of Shares or securities convertible into or exchangeable for Shares or derivatives relating to Shares that Wekerle owns or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as he deems advisable. Wekerle intends to monitor his investment in Shares. Wekerle and his representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning Mogo. In addition, based on Wekerle’s continuing evaluation of the foregoing factors, Wekerle reserves the right to change his plans and intentions at any time or from time to time, as he deems appropriate.

The above-referenced early warning report relating to this press release has been filed on System for Electronic Document Analysis and Review (SEDAR) at www.sedar.com under Mogo’s issuer profile. For further information or to obtain a copy of the early warning report please contact Kelly Pullen at 647-985-5798.